--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-4

                          Issuer Tender Offer Statement
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             FUISZ TECHNOLOGIES LTD.
                        BIOVAIL CORPORATION INTERNATIONAL
                        ---------------------------------
                                (Name of Issuer)

                             FUISZ TECHNOLOGIES LTD.
                        BIOVAIL CORPORATION INTERNATIONAL
                      ------------------------------------
                      (Name of Person(s) Filing Statement)

                7% Convertible Subordinated Debentures due 2004,
                       Biovail Common Shares, no par value
                 ----------------------------------------------
                         (Title of Class of Securities)

           7% Convertible Subordinated Debentures due 2004: 359536AA7;
                              359536AB5; U34898AA1
                        Biovail Common Shares: 09076K106
              ----------------------------------------------------
                      (CUSIP Number of Class of Securities)

   Stephen H. Willard                           Kenneth C. Cancellara
Executive Vice President               Senior Vice President, General Counsel
   and General Counsel                              and Secretary
 Fuisz Technologies Ltd.                          2488 Dunwin Drive
   14555 Avion Parkway                          Mississauga, Ontario
   Chantilly, VA 20151                             Canada L5L 1J9
     (703) 995-2400                                (905) 608-8008
-------------------------                    --------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy To:
                               Roger Andrus, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000

                                November 16, 1999
                                -----------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            Calculation of Filing Fee
================================================================================
        Transaction Valuation*                      Amount of Filing Fee
--------------------------------------------------------------------------------
            $75,904,166.67                              $15,180.83
================================================================================

* The transaction value shown is only for the purpose of calculating the filing fee. The amount shown reflects the cost of purchasing $75,000,000 principal amount of Notes at the purchase price (100% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding the date of payment) as of December 16, 1999 (the expected date of payment). The amount of the filing fee is calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended.

                             INTRODUCTORY STATEMENT

     This Schedule 13E-4 relates to a change of control offer (the "Offer") by Biovail Technologies Ltd., a Delaware corporation (formerly Fuisz Technologies Ltd.) (the "Company"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change of Control Notice and Offer to Purchase dated November 16, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 7% Convertible Subordinated Debentures due 2004 of the Company (the "Notes"). Prior to the Effective Time (as defined in the Offer to Purchase), the Notes were convertible into shares of common stock, par value $.01 per share, of Fuisz (the "Company Common Stock"), at a conversion price of $13.25 per share of Company Common Stock. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1) and (a)(2) hereto.

Item 1.  Security and Issuer.

     (a) The name of the Company is Biovail Technologies Ltd. The address of its principal executive office is 14555 Avion Parkway, Chantilly, VA 20151. The Company is a wholly owned subsidiary of Biovail Corporation International, an Ontario, Canada corporation ("Biovail"). Biovail's principal executive office is 2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9.

     (b) The securities which are the subject of the Offer are the 7% Convertible Subordinated Debentures due 2004 issued by the Company. The Notes are convertible into shares of Company Common Stock at a conversion price of $13.25 per share. As of November 12, 1999, there was $75,000,000 aggregate principal amount of Notes outstanding. The Offer is for any and all Notes, in denominations of $1,000 or integral multiples thereof, at 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding the date of payment. To the best knowledge of the Company, no Notes are being purchased from any officer, director or affiliate of Fuisz.

     (c) The information set forth in the section of the Offer to Purchase entitled "Market Price Information" is incorporated herein by reference.

     (d) The Company and Biovail are filing this statement. The addresses of the Company and Biovail are set forth in Item 1(a).

Item 2.  Source and Amount of Funds or Other Consideration.

     (a) - (b) The information set forth in the section of the Offer to Purchase entitled "Sources and Amount of Funds" is incorporated herein by reference.

Item 3. Purpose of the Tender Offer and Plans or Proposals of the Issuer or Affiliate.

     The information set forth in the section of the Offer to Purchase entitled "The Offer Purpose and Effects of the Offer" is incorporated herein by reference.

     (a) - (j) The information set forth in the sections to the Offer to Purchase entitled "The Offer -- General," "Recent Developments" and "Available Information" is incorporated herein by reference.

Item 4.  Interest in Securities of the Issuer.

     Neither the Company nor, to the Company's knowledge, any of the executive officers or directors of Fuisz or any affiliate of any of the foregoing, has engaged in any transactions involving the Notes during the 40 business days prior to the date hereof. On October 22, 1999, five of the executive officers of Biovail sold Biovail common shares in a public, underwritten offering. Eugene N. Melnyk, Chairman of the Board and a Director of Biovail, sold 466,850 Biovail common shares in the offering for total consideration (net of underwriters' discount) of $22,735,595. Bruce D. Brydon, Chief Executive Officer and a Director of Biovail, exercised options to purchase 56,000 Biovail common shares for a total exercise price of $1,120,000, all of which were sold in the Offering for total consideration (net of underwriters' discount) of $2,727,200. Robert A. Podruzny, President, Chief Operating Officer and Director of Biovail, exercised options to purchase 41,200 Biovail common shares for a total exercise price of $996,000, all of which were sold in the offering for a total consideration (net of underwriters' discount) of $2,006,440. Kenneth C. Cancellara, Senior Vice President, General Counsel, Secretary and Director of Biovail, exercised options to purchase 18,350 Biovail common shares for a total exercise price of $367,000, all of which were sold in the offering for total consideration (net of underwriters' discount) of $893,645. Rolf K. Reininghaus, Senior Vice President and Director of Biovail, sold 77,600 Biovail common shares in the offering for a total consideration (net of underwriters' discount) of $3,779,120.

Item 5. Contracts, Arrangements, Understandings or Relationships With Respect to the Issuer's Securities.

     None.

Item 6.  Persons Retained, Employed or to Be Compensated.

     The information set forth in the section of the Offer to Purchase entitled "The Depositary" is incorporated herein by reference.

Item 7.  Financial Information.

     (a) - (b) The information set forth in the sections entitled Consolidated Historical Financial Data and Unaudited Pro Forma Combined Financial Information included in the Registration Statement of Biovail on Form F-10 dated October 15, 1999 is incorporated herein by reference.

Item 8.  Additional Information.

     Not Applicable.

Item 9.  Material to be Filed as Exhibits.

     (a)(1) Change of Control Notice and Offer to Purchase, dated
            November 16, 1999.
     (a)(2) Letter of Transmittal.
     (a)(3) Notice of Guaranteed Delivery.
     (a)(4) Letter to clients.
     (a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.

     (b)    Not applicable.

     (c)(1) Indenture, dated as of October 22, 1997, between the Company, as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to Fuisz's Form S-3 Registration Statement No. 333-41037 dated November 25, 1997).

     (c)(2) First Supplemental Indenture, dated as of November 12, 1999, between the Company, as issuer, and The Bank of New York, as trustee.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 16, 1999

                            BIOVAIL TECHNOLOGIES LTD.
                            (formerly Fuisz Technologies Ltd.)


                            By: /s/ Stephen H. Willard
                                ------------------------------------------
                                Stephen H. Willard
                                Executive Vice President, General Counsel
                                and Secretary


                            BIOVAIL CORPORATION INTERNATIONAL


                            By: /s/ Kenneth G. Howling
                                ------------------------------------------
                                Kenneth G. Howling
                                Vice President and Chief Financial Officer

                                INDEX TO EXHIBITS


                                                                   Sequential
Exhibit No.                     Description                        Page Number
----------                      -----------                        -----------

(a)(1)         Change of Control Notice and Offer to
               Purchase, dated November 16, 1999.

(a)(2)         Letter of Transmittal.

(a)(3)         Notice of Guaranteed Delivery.

(a)(4)         Letter to clients.

(a)(5) Letter to brokers, dealers, commercial banks, trust companies and other nominees.

(b)            Not applicable.

(c)(1) Indenture, dated as of October 22, 1997, between Fuisz, as issuer, and The Bank of New York, as trustee (incorporated by reference to Exhibit 4.2 to Fuisz's Form S-3 Registration Statement No. 333-41037 dated November 25, 1997).

(c)(2)         First Supplemental Indenture, dated as of
               November 12, 1999, between Fuisz, as issuer, and The Bank of New York, as trustee.

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

                                                                  EXHIBIT (a)(1)

                            CHANGE OF CONTROL NOTICE
                              AND OFFER TO PURCHASE

                             FUISZ TECHNOLOGIES LTD.

                                OFFER TO PURCHASE
                     FOR CASH ANY AND ALL OF THE OUTSTANDING
                 7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004
                           OF FUISZ TECHNOLOGIES LTD.
                   (NAME CHANGED TO BIOVAIL TECHNOLOGIES LTD.)
                                       AT
                          100% OF THE PRINCIPAL AMOUNT
                                OF THE DEBENTURES

--------------------------------------------------------------------------------

        SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS CHANGE OF
         CONTROL NOTICE AND OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL
      RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 16,
       1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). DEBENTURES TENDERED
       IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION
                                     DATE.
--------------------------------------------------------------------------------

     Biovail Technologies Ltd. (formerly Fuisz Technologies Ltd.) (the "Company") hereby offers (the "Offer") to purchase for cash at the Repurchase Price (as defined below), and upon the terms and subject to the conditions set forth in this Change of Control Notice and Offer to Purchase (the "Offer to Purchase") and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding 7% Convertible Subordinated Debentures due 2004 of the Company (the "Notes"). As a result of the Merger (as defined below), each $1,000 principal amount of Notes is convertible into common shares of Biovail Corporation International as described below. The "Repurchase Price" equals 100% of the principal amount of the Notes, plus accrued and unpaid interest up to but excluding December 16, 1999 (the "Repurchase Date"), unless the Expiration Date is extended as set forth herein under "The Offer -- Expiration Date; Extensions; Amendments; Termination." Unless the Company fails to pay the Repurchase Price, any Notes properly tendered pursuant to the Offer and accepted for payment will cease to accrue interest on the Repurchase Date. Any Notes not tendered in the Offer (or tendered and withdrawn prior to the Expiration Date) will remain obligations of the Company and will continue to accrue interest and have all of the benefits of the Indenture.

     Any holder of Notes (a "Holder") desiring to tender all or any portion of such Holder's Notes must comply with the procedures for tendering Notes set forth herein in "Procedures for Tendering Notes" and in the Letter of Transmittal. Tenders of Notes may be withdrawn at any time prior to the Expiration Date. In the event of a withdrawal of Notes, the Notes so withdrawn will be returned to the Holder promptly.

     The Offer is being made pursuant to the Indenture, dated as of October 22, 1997, between the Company and The Bank of New York, as trustee (the "Trustee"), as supplemented by a supplemental

The date of this Change of COntrol Notice and Offer to Purchase is November 16, 1999 indenture (the "Supplemental Indenture") dated as of November 12, 1999 (the indenture, as supplemented by the Supplemental Indenture, is referred to herein as the "Indenture") which provides that, following a Change of Control (as defined below), each Holder will have the right, at such Holder's option, to require the Company to purchase all or any part of such Holder's Notes at the Repurchase Price (a "Change of Control Right"). A Change of Control occurred on November 12, 1999 as a result of the consummation of the merger (the "Merger") of ABCI Acquisition Sub. Corporation, a Delaware corporation ("Acquisition Sub") and wholly owned subsidiary of Biovail Corporation International, an Ontario corporation ("Biovail"), pursuant to which Acquisition Sub was merged with and into Fuisz Technologies Ltd., and Fuisz as the surviving entity, became a wholly-owned subsidiary of Biovail. The name of the Company was subsequently changed to Biovail Technologies Ltd.

     The Merger was consummated on November 12, 1999 (the "Effective Time") pursuant to an Agreement and Plan of Merger, dated as of July 25, 1999, by and among the Company, Biovail and Acquisition Sub (the "Merger Agreement") which provided for the Merger of Acquisition Sub with and into the Company. As provided for in the Merger Agreement, Acquisition Sub commenced a tender offer (the "Equity Tender Offer") to purchase up to, and purchased, 6,585,225 of the outstanding shares of the Company's common stock at a purchase price of $7.00 per share. As a result of the Equity Tender Offer and other stock purchases, immediately prior to the Effective Time Biovail and its subsidiary held 10,795,054 shares of the Company's common stock. Upon the consummation of the Merger, stockholders of the Company received the right to receive .1197 of one Biovail common share for each share of the Company's common stock held by them, based on the exchange ratio (the "Exchange Ratio") set forth in to Merger Agreement.

     Prior to the Effective Time, the Notes were convertible into shares of the Company's common stock at a conversion price of $13.25 per share. As a result of the Merger and pursuant to the Supplemental Indenture, the Notes are no longer convertible into shares of the Company's common stock. Instead, each Holder has the right, (during the period the Notes are convertible as specified in Section 1301 of the Indenture) to convert such Notes only into the amount of Biovail common shares receivable upon the Merger pursuant to the Merger Agreement by the holder of the number of shares of the Company's common stock into which such Notes might have been converted immediately prior to the Merger. Based on the current conversion price of $13.25 per share, each $1,000 principal amount of Notes was convertible into approximately 75.47 shares of the Company's common stock immediately prior to the Effective Time and is now convertible into approximately 9.03 Biovail common shares, subject to adjustment as provided in the Indenture. Information with respect to historical and recent stock prices of Biovail common shares is set forth below under "Market Price Information -- Biovail Common Shares."

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase, by accepting for payment, and will pay for all Notes validly tendered (and not properly withdrawn) pursuant to the Offer promptly after the Expiration Date, such payment to be made by the deposit of immediately available funds by the Company with The Bank of New York (the "Depositary").

     No person has been authorized to give any information or to make any representations other than those contained in this Offer to Purchase and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and related docu-ments do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

     Neither the Company nor Biovail makes any recommendation as to whether or not Holders should exercise their Change of Control Right and tender Notes pursuant to this Offer.

     Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to the Depositary at one of its telephone numbers set forth on the back cover page hereof. Any beneficial owner owning interests in Notes may also contact such beneficial owner's broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer.

                              AVAILABLE INFORMATION

     Biovail is, and prior to November 12, 1999, the Company was subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith each has filed reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Office at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained, at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a website at http://www.sec.gov. that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The common shares of Biovail are listed and traded on the New York Stock Exchange ("NYSE") and the Toronto Stock Exchange and such reports, proxy statements and other information concerning Biovail may also be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

     The following documents filed with the Commission by Biovail (File No. 1-11145) are incorporated in this offer to purchase by reference:

     o    Biovail's Annual Report on Form 20-F for the Year ended December 31,
          1998;

     o Biovail's Reports on Form 6-K, filed on June 23, 1999, July 28, 1999 and August 30, 1999;

     o Biovail's Registration Statement on Form F-10, filed on October 15, 1999; and

     o    Biovail's Registration Statement on Form F-4/A, filed on October 15,
          1999.

     The following documents filed with the SEC by Fuisz (File No. 0-27082) are incorporated in this offer to purchase by reference:

     o    Fuisz's Annual Report on Form 10-K for the year ended December 31,
          1998;

     o Fuisz's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999;

     o Fuisz's Current Reports on Form 8-K, filed on September 8, 1999 and October 4, 1999;

     o    Fuisz's proxy statement for its 1999 annual meeting of stockholders;
          and

     o Fuisz's definite proxy statement on Schedule 14A, filed on October 15, 1999.

     Any future filings by Biovail under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this offer to purchase will be deemed to be incorporated in this offer to purchase by reference. Any such filings will automatically update and replace the information that appears, or is incorporated in this offer to purchase.

     The common stock of the Company has been delisted from the Nasdaq National Market and application has been made pursuant to the Exchange Act to terminate the registration of the Company's common stock under the Exchange Act. Such termination will substantially reduce the information required to be furnished by the Company to the Commission.

     This Offer to Purchase constitutes a part of an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Commission by the Company and Biovail pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule 13E-4 and all exhibits thereto are incorporated in this Offer to Purchase by reference.

           CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS

     This Offer to Purchase, including the information incorporated by reference herein, contains certain forward looking statements with respect to the financial condition, results of operations and businesses of the Company and Biovail. See "Certain Information Concerning the Company and Biovail." These forward looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward looking statements include, among others, the following possibilities: costs or difficulties in integrating Biovail and the Company are greater than expected or involve the loss of key personnel resulting in an inability of Biovail to capitalize on the Company's research, development and marketing capabilities to the degree contemplated by Biovail and the Company; the failure to successfully develop, commercialize and launch new products in a timely manner; the difficulty of predicting regulatory approvals; fluctuations in operating results; competitive pressures and pricing in the health care industry; risks associated with technology and product development; availability of raw materials; risks relating to clinical development and medical acceptance of new pharmaceutical products; changes in the health care marketplace; reliance on key strategic alliances; and patent and intellectual property matters, regulatory and manufacturing issues.

     Many of the foregoing risks and factors have been discussed in the Company's and Biovail's prior filings with the Commission. The foregoing review of factors pursuant to the Private Securities Litigation Reform Act of 1995 should not be construed as exhaustive.

                                TABLE OF CONTENTS

                                                                            Page

AVAILABLE INFORMATION........................................................iv

CAUTIONARY STATEMENT CONCERNING FORWARD LOOKING STATEMENTS....................v

CERTAIN OFFER MATTERS.........................................................1
   Purpose and Effects of the Offer...........................................1
   Expiration Date; Extensions; Amendments; Termination.......................1
   Acceptance for Payment.....................................................2

PROCEDURES FOR TENDERING NOTES................................................2
   Tendering Notes............................................................2
   Guaranteed Delivery Procedures.............................................5
   Withdrawal Rights..........................................................6

CERTAIN INFORMATION CONCERNING THE COMPANY AND BIOVAIL........................7
   Biovail....................................................................7

CERTAIN RECENT DEVELOPMENTS...................................................8
   Biovail Equity Offering....................................................8
   Biovail Stock Split........................................................8
   The Merger.................................................................8

SOURCES AND AMOUNT OF FUNDS..................................................11

MARKET PRICE INFORMATION.....................................................12
   The Notes.................................................................12
   Biovail Common Shares.....................................................12

SELECTED FINANCIAL INFORMATION...............................................13
   Certain Pro Forma Information.............................................16

CERTAIN FEDERAL INCOME TAX CONSEQUENCES......................................17
   General...................................................................17
   Sale of Notes Pursuant to the Offer.......................................17

THE DEPOSITARY...............................................................19

MISCELLANEOUS................................................................19

                              CERTAIN OFFER MATTERS

Purpose and Effects of the Offer

     The Offer is being made pursuant to the Indenture, which provides that, following a Change of Control, each Holder of Notes will have the right, at such Holder's option, to require the Company to repurchase all or a portion of such Holder's Notes, in integral multiples of $1,000, at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest up to but excluding the Repurchase Date. A "Change of Control" as defined in the Indenture occurs when, among other things, there shall be consummated any consolidation or merger of the Company pursuant to which the Company's common stock would be converted into cash, securities or other property other than a consolidation or merger of the Company in which the holders of the Company's common stock immediately prior to the consolidation or merger have, directly or indirectly, at least a majority of the total voting power of all classes of capital stock entitled to vote generally in the election of directors of the continuing or surviving corporation immediately after such consolidation or merger in substantially the same proportion as their ownership of the Company's common stock immediately before such transaction.

     A "Change of Control" occurred on November 12, 1999 as a result of the consummation of the Merger, pursuant to which Acquisition Sub was merged with and into the Company and the Company , as the surviving entity, became a wholly-owned subsidiary of Biovail. This Offer to Purchase serves as the Change of Control notice required by Section 1402 of the Indenture.

     The Notes purchased in the Offer will cease to be outstanding and will be delivered to the Trustee for cancellation immediately after such purchase.

     Holders of Notes that are not tendered pursuant to the Offer will not have the right after the Expiration Date to exercise their Change of Control Rights in respect of such Notes in connection with the Merger. In addition, depending upon, among other things, the amount of Notes outstanding after the consummation of the Offer, the liquidity of untendered Notes may be adversely affected by the Offer. If there is a market for such Notes following the Offer, such Notes may trade at a discount compared to current trading prices depending on prevailing interest rates, the market for securities with similar credit features, the performance of the Company and other factors. There is no assurance that an active market in the Notes following consummation of the Offer will exist and no assurance as to the prices at which such Notes may trade.

     If less than all the principal amount of Notes held by a Holder is tendered and accepted pursuant to the Offer, the Company will issue, and the Trustee will authenticate and deliver to or on the order of the Holder thereof, at the expense of the Company, new Notes of authorized denominations, in a principal amount equal to the portion of the Notes not tendered or not accepted, as the case may be, as promptly as practicable after the Expiration Date.

Expiration Date; Extensions; Amendments; Termination

     The Offer will expire on December 16, 1999, unless extended. During any extension of the Offer, all Notes previously tendered pursuant to the Offer (and not properly withdrawn) will remain subject to the Offer and may be accepted for payment by the Company, subject to the withdrawal rights of Holders.

     The Company also expressly reserves the right, subject to the requirements of the Indenture, to amend the terms of the Offer in any respect.

     Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which the Company may choose to make a public announcement of any extension, termination or amendment of the Offer, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement, other than by issuing a release to the Business Wire, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

Acceptance for Payment

     For purposes of the Offer, the Company shall be deemed to have accepted for payment (and thereby to have purchased) tendered Notes as, if and when the Company gives oral or written notice to the Depositary of the Company's acceptance of such Notes for payment. Subject to the terms and conditions of the Offer, payment for Notes so accepted will be made by deposit of the consideration therefor with the Depositary. The Depositary will act as agent for tendering Holders for the purpose of receiving payment from the Company and then transmitting payment to such tendering Holders.

                         PROCEDURES FOR TENDERING NOTES

Tendering Notes

     The tender of Notes pursuant to any of the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Offer. The tender of Notes will constitute an agreement to deliver good and marketable title to all tendered Notes prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

     EXCEPT AS PROVIDED IN "-- GUARANTEED DELIVERY PROCEDURES", UNLESS THE NOTES BEING TENDERED ARE DEPOSITED BY THE HOLDER WITH THE DEPOSITARY PRIOR TO THE EXPIRATION DATE (ACCOMPANIED BY A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL), THE COMPANY MAY, AT ITS OPTION, REJECT SUCH TENDER. PAYMENT FOR NOTES WILL BE MADE ONLY AGAINST DEPOSIT OF TENDERED NOTES AND DELIVERY OF ALL OTHER REQUIRED DOCUMENTS.

     Only record Holders of Notes are authorized to exercise a Change of Control Right and tender their Notes pursuant to the Offer. Accordingly, to properly exercise a Change of Control Right and tender Notes or cause Notes to be tendered, the following procedures must be followed:

     Notes held through DTC. Each beneficial owner of Notes held through a participant (a "DTC Participant") of The Depository Trust Company ("DTC") (i.e., a custodian bank, depositary, broker, trust company or other nominee) must instruct such DTC Participant to cause its Notes to be tendered in accordance with the procedures set forth in this Offer to Purchase.

     Pursuant to an authorization given by DTC to the DTC Participants, each DTC Participant that holds Notes through DTC must (i) transmit its acceptance through the DTC Automated Tender Offer Program ("ATOP") (for which the transaction will be eligible), and DTC will then edit and verify the acceptance, execute a book-entry delivery to the Depositary's account at DTC and send an Agent's Message (as defined below) to the Depositary for its acceptance, or (ii) comply with the guaranteed delivery procedures set forth in this Offer to Purchase. The Depositary will (promptly after the date of this Offer to Purchase) establish accounts at DTC for purposes of the Offer with respect to Notes held through DTC, and any financial institution that is a DTC Participant may make book-entry delivery of interests in Notes into the Depositary's account through ATOP. However, although delivery of interests in the Notes may be effected through book-entry transfer into the Depositary's account through ATOP, an Agent's Message in connection with such book-entry transfer and any other required documents must be, in any case, transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase, or the guaranteed delivery procedures set forth below must be complied with, in each case, prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary. The confirmation of a book-entry transfer into the Depositary's account at DTC as described above is referred to herein as a "Book-Entry Confirmation."

     The term "Agent's Message" means a message transmitted by DTC to, and received by, the Depositary and forming a part of the Book-Entry Confirmation, which states that DTC has received an express acknowledgment from each DTC Participant tendering through ATOP that such DTC Participants have received a Letter of Transmittal and agree to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against such DTC Participants.

     All of the Notes currently held through DTC have been issued in the form of a global note registered in the name of Cede & Co. ("Cede"), DTC's nominee (the "Global Note"). At or as of the close of business on the second business day after the Expiration Date, DTC will deliver to the Depositary the Global Note. At or as of the close of business on the second business day after the Expiration Date, DTC will deliver the aggregate principal amount of Notes as to which it has delivered Agent's Messages in respect of Notices of Guaranteed Delivery as described under "-- Guaranteed Delivery Procedures." Thereafter, the aggregate principal amount of the Global Note will be reduced to represent the aggregate principal amount of Notes held through DTC and not tendered pursuant to the Offer and the Global Note will be returned to Cede.

     Notes held by Record Holders. Each record Holder must complete and sign a Letter of Transmittal, and mail or deliver such Letter of Transmittal, and any other documents required by the Letter of Transmittal, together with certificate(s) representing all tendered Notes, to the Depositary at its address set forth on the back cover page of this Offer to Purchase, or the Holder must comply with the guaranteed delivery procedures set forth in this Offer to Purchase.

     All signatures on a Letter of Transmittal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on a Letter of Transmittal need not be guaranteed if such Notes are tendered for the account of an Eligible Institution (as defined below). If a Letter of Transmittal or any Note is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing, and proper evidence satisfactory to the Company of the authority of such person so to act must be submitted.

     No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal or transmitting an acceptance through ATOP, each tendering Holder waives any right to receive any notice of the acceptance for purchase of its Notes.

     Lost or Missing Certificates. If a record Holder desires to tender Notes pursuant to the Offer, but the certificates representing such Notes have been mutilated, lost, stolen or destroyed, such Holder should write to or telephone the Depositary about procedures in accordance with the provision of the Indenture for obtaining replacement certificates representing such Notes.

     Backup Federal Income Tax Withholding. Under the "backup withholding" provisions of Federal income tax law, unless a tendering Holder, or his or her assignee (in either case, the "Payee"), satisfies the conditions described in Instruction 5 of the Letter of Transmittal or is otherwise exempt, the aggregate purchase price may be subject to backup withholding tax at a rate of 31%. To prevent backup withholding, each Payee should complete and sign the Substitute Form W-9 provided in the Letter of Transmittal. See Instruction 5 of the Letter of Transmittal.

     Effect of Letter of Transmittal. Subject to and effective upon the acceptance for payment of the Notes tendered thereby, by executing and delivering a Letter of Transmittal a tendering Holder of Notes (i) irrevocably sells, assigns and transfers to the Company all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all rights with respect to the Notes (including without limitation any existing or past defaults and their consequences in respect of the Notes and the Indenture under which the Notes were issued), (iii) releases and discharges the Company from any and all claims such Holder may have now, or may have in the future arising out of, or related to, the Notes including without limitation any claims that such Holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any redemption or defeasance of the Notes and
(iv) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such Holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to
(a) deliver certificates representing such Notes, or transfer ownership of such Notes on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the Company, for the Repurchase Price for any tendered Notes that are purchased by the Company), all in accordance with the terms of the Offer.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Notes will be resolved by the Company, whose determination will be final and binding. The Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any condition to the Offer and any irregularities or conditions of tender as to particular Notes. The Company interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. The Company and the Depositary shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification. Tenders of Notes will not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     LETTERS OF TRANSMITTAL AND NOTES MUST BE SENT ONLY TO THE DEPOSITARY. DO NOT SEND LETTERS OF TRANSMITTAL OR NOTES TO THE COMPANY.

     THE METHOD OF DELIVERY OF NOTES AND LETTERS OF TRANSMITTAL, ANY REQUIRED SIGNATURE GUARANTEES AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC AND ANY ACCEPTANCE THROUGH ATOP, IS AT THE ELECTION AND RISK OF THE PERSONS TENDERING AND DELIVERING ACCEPTANCES OR LETTERS OF TRANSMITTAL AND, EXCEPT AS OTHERWISE PROVIDED IN THE LETTER OF TRANSMITTAL, DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, IT IS SUGGESTED THAT THE HOLDER USE PROPERLY INSURED, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, AND THAT THE MAILING BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO PERMIT DELIVERY TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.

Guaranteed Delivery Procedures

     DTC Participants. A DTC Participant who wishes to cause its Notes to be tendered, but who cannot transmit its acceptance through ATOP prior to the Expiration Date, may cause a tender to be effected if:

          (a) guaranteed delivery is made by or through a firm or other entity identified in Rule 17Ad-15 under the Exchange Act (an "Eligible Institution"), including (as such terms are defined therein): (i) a bank;
     (ii) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker, (iii) a credit union; (iv) a national securities exchange, registered securities association or clearing agency; or (v) a savings institution that is a participant in a Securities Transfer Association recognized program;

          (b) prior to 12:00 a.m., New York City time, on the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and

          (c) Book-Entry Confirmation of the transfer into the Depositary's account at DTC, and all other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Record Holders. A record Holder who wishes to tender its Notes but (i) whose Notes are not immediately available and will not be available for tendering prior to the Expiration Date, or (ii) who cannot deliver its Notes, the Letter of Transmittal or any other required documents to the Depositary prior to the Expiration Date, may effect a tender if:

          (a) the tender is made by or through an Eligible Institution;

          (b) prior to 12:00 a.m., New York City time, on the Expiration Date, the Depositary receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery (by mail, hand delivery, facsimile transmission or overnight courier) substantially in the form provided herewith; and

          (c) a properly completed and executed Letter of Transmittal, as well as the certificate(s) representing all tendered Notes in proper form for transfer, and all other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Under no circumstances will interest be paid by the Company by reason of any delay in making payment to any person using the guaranteed delivery procedures described above.

Withdrawal Rights

     Tenders of Notes (or any portion of such Notes in integral multiples of $1,000) may be withdrawn at any time prior to the Expiration Date.

     Notes held through DTC. A DTC Participant who has transmitted its acceptance through ATOP in respect of Notes held through DTC may, prior to the Expiration Date, withdraw the instruction given thereby by (i) withdrawing its acceptance through ATOP, or (ii) delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal of such instruction. Such notice of withdrawal must contain the name and number of the DTC Participant, the principal amount of Notes to which such withdrawal relates and the signature of the DTC Participant. Withdrawal of such an instruction will be effective upon receipt of such notice of withdrawal by the Depositary.

     Notes held by Record Holders. A Holder may withdraw its tender of Notes prior to the Expiration Date by delivering to the Depositary by mail, hand delivery or facsimile transmission a notice of withdrawal. Any such notice of withdrawal must (i) specify the name of the person who tendered the Notes to be withdrawn, (ii) contain a description of the Notes to be withdrawn and identify the certificate number or numbers shown on the particular certificates evidencing such Notes and the aggregate principal amount represented by such Notes and (iii) be signed by the Holder of such Notes in the same manner as the original signature on the Letter of Transmittal by which such Notes were tendered (including any required signature guarantees), or be accompanied by (x) documents of transfer in a form acceptable to the Company, in its sole discretion, and (y) a properly completed irrevocable proxy that authorized such person to effect such revocation on behalf of such Holder. If the Notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal is effective immediately upon receipt by the Depositary even if physical release is not yet effected. Any Notes properly withdrawn will be deemed to be not validly tendered for purposes of the Offer.

     All signatures on a notice of withdrawal must be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the NYSE Medallion Signature Program or the Stock Exchange Medallion Program; provided, however, that signatures on the notice of withdrawal need not be guaranteed if the Notes being withdrawn are held for the account of an Eligible Institution.

     A withdrawal of an instruction or a withdrawal of a tender must be executed by a DTC Participant or a Holder, as the case may be, in the same manner as the person's name appears on its transmission through ATOP or Letter of Transmittal, as the case may be, to which such withdrawal relates. If a notice of withdrawal is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and must submit with the revocation appropriate evidence of authority to execute the notice of withdrawal. A Holder or DTC Participant may withdraw a tender only if such withdrawal complies with the provisions of this Offer to Purchase.

     A withdrawal of an instruction previously given pursuant to the transmission of an acceptance through ATOP or a withdrawal of a tender by a Holder may be rescinded only by (i) a new transmission of acceptance through ATOP, or (ii) execution and delivery of a new Letter of Transmittal, as the case may be, in accordance with the procedures described herein.

                         CERTAIN INFORMATION CONCERNING
                             THE COMPANY AND BIOVAIL


The Company

     The Company is an international company engaged in the development, manufacture, and commercialization of a wide range of drug delivery, nutraceutical, and food ingredient products utilizing its proprietary CEFORM, SHEARFORM, and other drug delivery technologies with research and manufacturing facilities in Virginia, USA as well as in Dublin and Clonmel, Ireland. As a result of the Merger, the Company is a wholly owned subsidiary of Biovail. The name of the Company has been changed to Biovail Technologies Ltd.

     The Company is a Delaware corporation founded in June 1988. Its principal executive offices are located at 14555 Avion Parkway, Suite 250, Chantilly, Virginia 20151. The telephone number of the Company at such location is (703) 995-2200.

Biovail

     Biovail is an international integrated pharmaceutical company specializing in the development of advanced oral controlled-release drugs.

     Biovail's proprietary technologies are used in formulations which either improve upon conventional dosage forms of existing products by providing the therapeutic benefits of controlled release drug delivery or are generically equivalent to existing once-daily branded products. Biovail develops controlled release formulations for the branded and generic market segments which are manufactured by it or by others under license. Biovail does not engage in basic research to discover new chemical entities.

     Biovail was established under the Business Corporations Act (Ontario R.S.O.
1990), as amended, on March 29, 1994. Biovail operates its business through various subsidiaries. Biovail executive offices are located at 2488 Dunwin Drive, Mississauga, Ontario, L5L 1J9, and its telephone number is (416) 285-6000.

                           CERTAIN RECENT DEVELOPMENTS

Biovail Equity Offering

     On October 20, 1999, Biovail completed a public offering of 5,000,000 common shares at US$51 per share for gross proceeds of US$255 million (the "Public Offering"). On October 22, 1999, Biovail and certain directors and executive officers of Biovail completed the sale of an additional 750,000 common shares of Biovail pursuant to an over-allotment option granted to the U.S. underwriters at a price of US$51 per share. Of the 750,000 additional shares, 660,000 were sold by the selling shareholders and 90,000 of the shares were sold by Biovail. In addition, two of the selling shareholders exercised existing options to obtain the shares sold by them. Biovail received additional gross proceeds of US$4,590,000 upon the completion of the over-allotment sale.

Biovail Stock Split

     On November 12, 1999, Biovail announced it would convene a special shareholders meeting to authorize a 2 for 1 stock split.

The Merger

     Biovail believes that the acquisition of the Company strengthens and broadens its position as a drug delivery company and provides several strategic benefits, including the following:

     Attractive portfolio of proprietary technologies. The acquisition of the Company significantly enhances Biovail's ability to apply a variety of advanced drug delivery technologies and delivery forms to a substantially broader range of drugs. Biovail believes these technologies are simpler and significantly more flexible than competing technologies in the marketplace. The Company utilizes proprietary technologies to formulate and taste mask drugs in a wide variety of delivery forms, including rapid dissolve, enhanced absorption and controlled release. Access to this portfolio of pro-prietary drug delivery technologies, including the patented CEFORM(TM) and Shearform(TM) technologies, will allow Biovail immediately to expand its delivery platforms.

     Leveraging of scientific knowledge. The acquisition of the Company augments Biovail's own scientific knowledge and expertise, enhancing its technology and product development capabilities. Biovail believes that allowing its scientists to work and share ideas with the Company's scientists will enable Biovail to increase and accelerate its technology and product development efforts.

     Access to critical pharmaceutical company relationships. The acquisition of the Company significantly expands Biovail's network of pharmaceutical company relationships. Biovail will retain many of these relationships and expand their depth and breadth where significant benefits can be achieved.

     Advantageous operational locations. The acquisition of the Company provides Biovail with a base for increased U.S. expansion opportunities. In October, 1999 the Company sold certain of its continental European operations and the rights to a particular product for gross consideration of U.S. $39.5 million in cash.

     The Company's technology involves drug delivery platforms and the application of such platforms to specific product development programs. The Company currently is involved in 13 product development projects for a number of pharmaceutical companies, which projects are at varying stages of development. Two of such projects have been submitted for approval with the applicable regulatory authorities, one of which was submitted to the Food and Drug Administration in the United States in June 1998 and the other of which was submitted to the Medical Control Agency in the United Kingdom in April 1998. Based on Biovail's preliminary review of the technology and after discussions with management of the Company, Biovail estimates that if the product development projects for the remaining 11 projects proceed as currently scheduled, these projects would be completed in accordance with the Company's contractual obligations with the relevant customers during the next 12 months. Although Biovail has commenced a review of the technology and the contractual and scientific bases of these projects, Biovail has not yet completed its review and, accordingly, schedules for the completion of any one or more projects are only estimates. Biovail has also retained a third-party to value the technology and projects under accepted appraisal methodologies. Upon completion of its review and the receipt of the appraisal, Biovail intends to prioritize development efforts following the completion of the acquisition.

     The Company's technology has not been employed in any product that has received regulatory approval to date. The completion of any of the current in-process development projects involves significant risk and complex scientific issues. Biovail cannot be certain that the technology can be commercially applied in any products or that, if successfully applied, the pharmaceutical companies on whose behalf Biovail is developing these projects will market the products successfully. As is the case in most pharmaceutical development projects, it will take a number of years to achieve viable commercial levels of production of a product utilizing the Company's technology due to the lengthy time associated with manufacturing approvals and strategic marketing partnering. As the revenue stream from any such products will not be fully realized until the products are approved and commercialized, this could take a significant number of years. However, if successful, the application of the Company's technology will provide Biovail with a source of income from both royalties and manu-facturing activities. To date Biovail has not yet determined the potential costs associated with the successful commercialization of any of these projects.

     If successful, the Company's technology and products would be expected to have extended life cycles. Because the Company technology is based on drug delivery technology, the technology and its application can be applied to numerous products. Although the risk of technological feasibility is always present, Biovail's strategy is to exploit the technology through numerous product developments, which Biovail believes should result in the life of the technology being at least fifteen years.

     Except as noted in this Offer to Purchase, and except as may be effected in connection with the integration of operations referred to above, Biovail does not have any present plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's corporate structure or business or the composition of the Company's management or personnel.

     Generic Version of Cardizem CD

     Biovail received technical approval from the FDA in October 1999 for its generic versions of Cardizem CD. Biovail's generic version of Cardizem CD was not the subject of patent infringement litigation and, therefore, Biovail is free to begin marketing this product upon the expiration of 180 days of marketing exclusivity available to the "first to file" applicant pursuant to the provisions of the Waxman-Hatch legislation. Biovail expects to begin marketing its generic Cardizem CD through its marketing partner, Teva Pharmaceuticals USA Inc., in December 1999.

     Adalat CC

     Biovail received tentative approval from the FDA in June 1999 for its 30 mg. and 60 mg. generic versions of Adalat CC. Tentative approval means that the scientific aspects of the product have been approved by the FDA. Biovail was the first company to file an Abbreviated New Drug Application ("ANDA") for the 60 mg. strength of Adalat CC and will therefore be entitled to 180 days of marketing exclusivity. Elan Corporaton plc was the first to file an ANDA for the 30 mg. strength. Biovail has entered into an agreement with Elan giving Biovail exclusive marketing rights for the United States for Elan's generic versions of Adalat CC in return for certain up front payments and future royalties. Biovail will thus be able to launch a 30 mg. Adalat CC product, which Biovail intends to do through Teva Pharmaceuticals, six months earlier than previously scheduled.

     Verelan/Mylan Agreement

     In March 1999, Biovail entered into agreements with Mylan for the marketing of all dosages of a generic version of Verelan using its ANDA first filer status and Mylan's product approval, which was granted on April 22, 1999. Mylan will manufacture all of Biovail's requirements for Verelan until its version of the product is approved. Biovail markets this product through its licensee, Teva, and Mylan independently markets and prices the product on its own behalf.

     Celexa Development and Marketing Agreements

     In December 1998, Biovail entered into a multi-faceted ten-year agreement with Lundbeck for the development of a novel controlled-release formulation of the anti-depressant citalopram, marketed under the trademark Celexa in the United States. Under the agreement, Biovail will develop, manufacture and supply a controlled-release version of citalopram for commercial sale by Lundbeck or its licensees worldwide. In exchange, Lundbeck will pay Biovail product development fees and an agreed upon supply price upon commercialization of the controlled-release citalopram product.

     In addition, Lundbeck has entered into an agreement with Biovail by which Crystaal will co-promote the immediate-release version of Celexa in collaboration with Lundbeck Canada Inc. Crystaal will promote Celexa to primary care physicians and will receive co-promotion fees for contributing to the marketing of Celexa in Canada. On February 10, 1999, Lundbeck's immediate-release version of Celexa was approved for marketing by Health Canada's Therapeutic Products Program ("TPP") for the symptomatic relief of depression.

     Citalopram, an anti-depressant, belongs to a class of drugs known as SSRIs (Selective Serotonin Reuptake Inhibitors). Citalopram is the best selling anti-depressant in 13 countries, including eight in Europe, and has been introduced in more than 60 countries worldwide under several trade names including Celexa, Cipramil and Seropram. The worldwide market for such anti-depressants is estimated to be in excess of $7 billion annually, growing at a rate of 17% annually. Citalopram is a leading anti-depressant in Europe, growing at a rate of 28% annually. Compared to many other SSRIs, citalopram has an improved side effect profile and a lower incidence of drug interactions when taken concurrently with other medications.

     Intellipharmaceutics Inc. Agreement

     In March 1999, Biovail entered into an agreement with Intellipharmaceutics Inc., a company formed by its former Vice President of Research. Under the agreement, Intellipharmaceutics utilizes certain of its proprietary technology to help in formulating products. Intellipharmaceutics will receive milestone payments and royalties with respect to these products. While Biovail believes most of Intellipharmaceutics' resources will be spent in the formulation of its products in the near term, the agreement permits Intellipharmaceutics to make its services and technology available to others.

                           SOURCES AND AMOUNT OF FUNDS

     The precise amount of funds required by the Company to purchase Notes tendered pursuant to the Offer and to pay the fees and expenses related to the Offer will not be known until the Expiration Date. If all outstanding Notes were tendered and purchased, the aggregate amount of funds required to pay the Repurchase Price would be approximately $75,904,166.67. Such funds are expected to be provided through a capital contribution by Biovail. Biovail intends to provide such capital contribution from cash on hand.

                            MARKET PRICE INFORMATION

The Notes

     The Notes are not traded in an established market. The Notes are designated for trading on PORTAL. Prices and trading volume of the Notes are not reported and are difficult to monitor. To the extent that the Notes are traded, prices of the Notes may fluctuate widely depending on the trading volume and the balance between buy and sell orders.

     HOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE NOTES PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Biovail Common Shares

     Biovail common shares trade on the New York Stock Exchange and The Toronto Stock Exchange, in each case under the symbol "BVF." The following table sets forth the high and low sales prices per share of Biovail common shares, as reported on NYSE, for the periods indicated:

                                                         Biovail Common
                                                          Share Price
                                               --------------------------------
 1997                                               High              Low
                                                  --------          -----
 First quarter..............................      $ 29 7/8          $ 21 1/4
 Second quarter.............................        32 5/8            20 7/8
 Third quarter..............................        30 1/8            25 7/16
 Fourth quarter.............................        39 1/16           26 5/8

 1998
 First Quarter..............................      $ 48 15/16        $ 33 1/2
 Second Quarter.............................        46 1/2            30 5/16
 Third Quarter..............................        34 3/4            24 1/4
 Fourth Quarter.............................        37 13/16          21 3/4

 1999
 First Quarter..............................      $ 43 5/16         $ 34 9/16
 Second Quarter.............................        51 1/8            32 3/8
 Third Quarter..............................        59                47 1/8
 Fourth Quarter (through November 12).......        75 1/2            49 1/8

     On November 12, 1999 the closing sales price of Biovail common shares, as reported on the NYSE, was $71 11/16 per share.

                         SELECTED FINANCIAL INFORMATION

     Set forth below is a summary of certain selected consolidated financial information with respect to Fuisz and Biovail, excerpted or derived from the audited financial information of Fuisz contained in the Fuisz Annual Report on Form 10-K for the year ended December 31, 1998, unaudited information of Fuisz contained in the Quarterly Report on Form 10-Q of Fuisz for the quarterly period ended June 30, 1999, the Biovail Annual Report on Form 20-F for the year ended December 31, 1998 and unaudited information of Biovail contained in the Report on Form 6-K of Biovail for the quarterly period ended June 30, 1999. More comprehensive financial information is included in such reports and other documents filed with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents, including the financial information and related notes contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the Commission, the NYSE or NASDAQ in the manner set forth below under "Available Information." All information included below is in U.S. Dollars.

Fuisz Selected Historical Financial Information

                                                     As at and for the            As at and for the
                                                 six months ended June 30,     year ended December 31,
                                                ---------------------------- -----------------------------
                                                   1999           1998           1998            1997
                                                -----------    -----------    -----------    -------------
                                                 (unaudited)
                                                (thousands of U.S. dollars, except per share figures and
                                                                     employee data)
Earnings and Related Data
Revenues
  Product sales...........................         $21,007        $23,977        $47,898          $11,968
  Research and development................           1,051          2,833          4,334            5,390
  Licensing fees and other................          13,817          3,497          8,987            4,840
                                                -----------    -----------    -----------    -------------
                                                    35,875         30,307         61,219          22,198
                                                -----------    -----------    -----------    ------------
Expenses
  Cost of manufactured goods sold.........          12,751         14,850         27,924            7,807
  Research and development expense........          12,385         11,659         24,058           16,944
  Selling and administrative..............          15,456         14,646         29,482           13,877
  Non-recurring expense...................           5,711              -              -            4,694
                                                -----------    -----------    -----------    -------------
                                                    46,303         41,155         81,464           43,322
                                                -----------    -----------    -----------    -------------
Operating loss............................        $(10,428)      $(10,848)      $(20,245)        $(21,124)
                                                ==========     ==========     ==========     ============
Net loss
  U.S. GAAP...............................        $(14,563)      $(12,399)      $(23,579)        $(19,601)
Loss per share
  U.S. GAAP - basic and fully diluted.....        $  (0.66)      $  (0.56)      $  (1.07)        $  (0.92)

Financial position
  Cash and short-term deposits............         $16,119        $47,483        $28,916          $78,682
  Working capital.........................          18,331         51,379         30,584           77,936
  Total assets............................         125,251        157,708        145,736          170,120
  Total debt..............................          90,788         93,857         93,538           93,905
  Shareholders' equity:
      U.S. GAAP...........................          15,678         47,500         34,448           59,608
  Capital expenditures....................           1,848          1,936          5,236           12,789

Other data
  Depreciation and amortization...........          $4,745         $4,252         $8,455           $2,439
  EBITDA (1)..............................         (5,683)        (6,596)        (11,790)        (18,685)
  EBITDA per share........................       $  (0.26)      $  (0.30)      $  (0.53)        $  (0.88)
Cash inflow (outflow) from:
  Operating activities....................         (9,464)       (11,094)       (14,364)         (16,260)
  Investing activities....................           2,589         14,276         27,338         (53,452)
  Financing activities....................             136           (80)        (8,593)           70,869
  Employees...............................             397            462            435              411
Weighted average shares outstanding
    (thousands)...........................          21,925         22,259         22,129           21,234


(1) EBITDA means operating income, plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA is presented because we believe it is a useful indicator of the company's ability to meet debt service and capital expenditure requirements. It is not intended as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles.

Biovail Selected Historical Consolidated Financial Information

                                                    As at and for the             As at and for the
                                                six months ended June 30,      year ended December 31,
                                                -------------------------- --------------------------------
                                                   1999           1998            1998            1997
                                                -----------    -----------     -----------    -------------
                                                       (unaudited)
                                                (thousands of U.S. dollars, except per share and employee
                                                                          data)
Earnings and Related Data
Revenues
  Manufacturing and product sales.........         $37,541        $28,763         $69,154          $50,333
  Research and development................          15,352         11,953          32,070           19,559
  Royalty, licensing and other............          11,502          6,428          11,612           12,487
                                                -----------    -----------     -----------    -------------
                                                    64,395         47,144         112,836           82,379
                                                -----------    -----------     -----------    -------------
Expenses
  Cost of manufactured goods sold.........          12,887         12,009          28,593           16,471
  Research and development expense........          11,783          8,132          17,490           14,386
  Selling and administrative..............          12,604          8,454          17,608           13,989
                                                -----------    -----------     -----------    -------------
                                                    37,274         28,595          63,691           44,846
                                                ===========    ===========     ===========    =============
Operating income..........................         $27,121        $18,549         $49,145          $37,533
                                                ===========    ===========     ===========    =============
Net income (1)
  Canadian GAAP - basic...................         $20,364        $17,391         $45,419          $35,241
  US GAAP.................................          18,305         14,966          41,577           32,822
Earnings per share (1)
  Canadian GAAP - basic...................         $  0.83        $  0.65         $  1.70          $  1.38
  Canadian GAAP - fully diluted...........            0.76           0.61            1.63             1.32
  US GAAP - basic.........................            0.75           0.56            1.56             1.28
  US GAAP - fully diluted.................            0.69           0.55            1.53             1.23

Financial position
  Cash and short-term deposits............         $86,358        $20,882         $78,279           $8,275
  Working capital.........................         113,336         53,460         115,324           47,663
  Total assets............................         208,958        126,230         199,919           93,739
  Total debt..............................         126,607         11,596         126,835            4,847
  Shareholders' equity (2):
        Canadian GAAP.....................          52,071         96,425          51,191           75,458
        US GAAP...........................          44,944         96,468          45,362           73,169
  Capital expenditures....................           4,596         24,735          32,787            2,676

Other data
  Depreciation and amortization...........          $3,154         $2,346          $4,957           $3,157
  EBITDA (3)..............................          30,275         20,895          54,102           40,690
  EBITDA per share........................            1.23           0.78            2.03             1.59
Cash inflow (outflow) from:
  Operating activities....................          34,289         26,703          53,573            4,316
  Investing activities....................         (4,565)       (24,789)        (32,953)          (3,183)
  Financing activities....................        (21,762)       (10,724)          49,493            2,635
  Employees...............................             528            374             489              377
Weighted average shares outstanding
   (thousands)............................          24,534         26,850          26,641           25,606

(1) EBITDA means operating income, plus depreciation and amortization (excluding amortization of deferred financing costs). EBITDA is presented because we believe it is a useful indicator of the company's ability to meet debt service and capital expenditure requirements. It is not intended as an alternative measure of operating results or cash flow from operations, as determined in accordance with generally accepted accounting principles.

Certain Pro Forma Information

     On a pro forma basis, in accordance with Canadian GAAP and after giving retroactive effect to the Merger and the issuance of 5,000,000 shares in the Public Offering (at an assumed price), for the twelve months ended December 31, 1998 Biovail would have had revenues of $154.0 million, net income of $10.2 million and earnings per share of $0.31, and for the six months ended June 30, 1999 Biovail would have had revenues of $91.2 million, net income of $1.1 million and earnings per share of $0.04. The complete unaudited pro forma combined financial information and the underlying assumptions and events on which such information is predicated is set forth under Unaudited Pro Forma Combined Financial Information included in the Registration Statement of Biovail on Form F-10 filed with the Commission on October 15, 1999.

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

General

     The following discussion is for general information only and is based on the federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of federal income taxation which may be relevant to any particular Holder of the Notes in light of such Holder's individual investment circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, pass-through entities, insurance companies, tax-exempt organizations and Holders who hold their Notes as part of a hedge, straddle, conversion, or other integrated transaction, and Holders who are not citizens or residents of the United States or who are foreign corporations or foreign estates or trusts as to the United States), nor does it address specific state, local or foreign tax consequences. This summary assumes that the Holders of the Notes have held their Notes as "capital assets" as defined under the Internal Revenue Code of 1986, as amended.

     EACH HOLDER IS URGED TO CONSULT SUCH HOLDER'S TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES OF THE OFFER.

Sale of Notes Pursuant to the Offer

     The receipt of cash by a Holder in exchange for the Notes will be a taxable transaction for federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Such Holder will recognize gain or loss in an amount equal to the difference between (i) the amount of cash received (other than in respect of accrued interest) and (ii) such Holder's adjusted tax basis in the Notes. Subject to the rules discussed below, such gain or loss will be capital gain or loss and will be long-term gain or loss if such Holder has held such Notes for more than one year.

     The payment of interest or amounts treated as interest for tax purposes with respect to a Note generally will be treated as ordinary income to the extent not previously included in income.

     An exception to the capital gain treatment described above applies to a Holder who holds a Note with a "market discount." Market discount is the amount on which the Holder's basis in the Note immediately after its acquisition is exceeded by the stated redemption price of the Note at maturity. (However, a Note will be considered to have no market discount if such excess is less than 1/4 of 1% of the stated redemption price of the Note at maturity multiplied by the number of complete years from the Holder's acquisition date of the Note to its maturity date.) The gain realized by the Holder of a market discount Note on its purchase by the Company will be treated as ordinary income to the extent that market discount has accrued (on a straight line basis or, at the election of the Holder, on a constant interest basis) from the Holder's acquisition date to the date of sale, unless the Holder has elected to include market discount in income currently as it accrues. Gain in excess of such accrued market discount will be subject to the capital gains rules described above.

     The receipt by a Holder of cash in exchange for the Notes may be subject to backup withholding at the rate of 31% with respect to the gross proceeds from the sale of such

Notes unless such Holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact or (b) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A Holder of Notes who does not provide his correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the Holder's U.S. Federal income tax liability.

     The Company will provide information statements to the IRS and to tendering Holders reporting the cash payments, as required by law.

                                 THE DEPOSITARY

     The Depositary for the Offer is The Bank of New York. All deliveries and correspondence sent or presented to the Depositary relating to the Offer should be directed to one of the addresses or the telephone numbers of the Depositary set forth on the back cover of this Offer to Purchase. Requests for information or additional copies of the Offer to Purchase and the related Letter of Transmittal should be directed to the Depositary.

     The Company will pay the Depositary reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for reasonable out-of-pocket expenses. the Company will indemnify the Depositary against certain liabilities and expenses in connection therewith, including liabilities under the Federal securities laws.

     Brokers, dealers, commercial banks and trust companies will be reimbursed by the Company for customary mailing and handling expenses incurred by them in forwarding material to their customers. the Company will not pay any fees or commissions to any broker, dealer or other person (other than the Depositary) in connection with the solicitation of tenders of Notes pursuant to the Offer.

                                  MISCELLANEOUS

     Neither the Company nor Biovail is aware of any jurisdiction where the making of this Offer is not in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of this Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to this Offer. If, after such good faith effort, the Company cannot comply with any such applicable laws, this Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders of the Notes residing in such jurisdiction.

                        The Depositary for the Offer is:

                              The Bank of New York

   By Registered or Certified Mail:              By Hand Overnight Delivery:

         The Bank of New York                       The Bank of New York
        101 Barclay, Floor 7-E                       101 Barclay Street
       New York, New York 10286                Corporate Trust Services Window
       Attention: Enrique Lopez                   New York, New York 10286
       Reorganization Department                  Attention: Enrique Lopez
                                                  Reorganization Department

                           By Facsimile Transmission:
                            Attention: Enrique Lopez
                            Reorganization Department
                                 (212) 815-4699

                        (For Eligible Institutions Only)

                              Confirm by Telephone:
                                 (212) 815-6335

                              For Information Call:
                                 (212) 815-6335


     Any questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or other materials may be directed to the Depositary at the telephone numbers and addresses listed above. A Holder may also contact his or her broker, dealer, commercial bank, trust company or other nominee for assistance concerning this Offer to Purchase.

                                                                  EXHIBIT (a)(2)

                              LETTER OF TRANSMITTAL

                                    TO TENDER
                   7% CONVERTIBLE SUBORDINATED NOTES DUE 2004
                           OF FUISZ TECHNOLOGIES LTD.
                   (NAME CHANGED TO BIOVAIL TECHNOLOGIES LTD.)
                        PURSUANT TO THE CHANGE OF CONTROL
                          NOTICE AND OFFER TO PURCHASE

                             DATED NOVEMBER 16, 1999

--------------------------------------------------------------------------------

     SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE CHANGE OF CONTROL
       NOTICE AND OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL
     EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 16, 1999, UNLESS
      EXTENDED (THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE
              WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------


                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

         By Mail:                     Facsimile Transmission:              By Hand/Overnight Courier
  The Bank of New York           (For Eligible Institutions Only)             101 Barclay Street
   101 Barclay Street                    (212) 815-4699                   Corporate Trust Service
        Floor 7E                                                             Window, Ground Level
   New York, NY 10286                 Confirm by Telephone:                  Attn: Enrique Lopez,
  Attn: Enrique Lopez,                   (212) 815-5789                 Reorganization Department (7E)
Reorganization Department

     Delivery of this Letter of Transmittal to an address, or transmission of instructions via facsimile, other than as set forth above will not constitute valid delivery. THE INSTRUCTIONS CONTAINED HEREIN AND IN THE OFFER TO PURCHASE (AS DEFINED BELOW) SHOULD BE READ CAREFULLY BEFORE THIS LETTER OF TRANSMITTAL IS COMPLETED.

     By execution hereof, the undersigned acknowledges receipt of the Change of Control Notice and Offer to Purchase, dated November 16, 1999 (as the same may be amended from time to time, the "Offer to Purchase"), of Biovail Technologies Ltd. (formerly Fuisz Technologies Ltd.) (the "Company") and this Letter of Transmittal and instructions hereto (the "Letter of Transmittal"), which together constitute the Company's offer to purchase (the "Offer") all of the outstanding 7% Convertible Subordinated Debentures due 2004 of the Company (the "Notes"), upon the terms and subject to the conditions set forth in the Offer to Purchase.

     HOLDERS WHO WISH TO BE ELIGIBLE TO RECEIVE PAYMENT FOR NOTES TO BE PURCHASED PURSUANT TO THE OFFER MUST VALIDLY TENDER (AND NOT WITHDRAW) THEIR NOTES TO THE DEPOSITARY PRIOR TO THE EXPIRATION DATE.

     This Letter of Transmittal is to be used by holders of Notes if certificates representing Notes are to be physically delivered to the Depositary herewith by holders of Notes. This Letter of Transmittal is also being supplied for informational purposes only to persons who hold notes in book-entry form through the facilities of The Depository Trust Company ("DTC"). Tender of Notes held through DTC must be made pursuant to the procedures described under "Procedures for Tendering Notes -- Tendering Notes -- Notes held through DTC" in the Offer to Purchase.

     In order to properly complete this Letter of Transmittal, a holder of Notes must (i) complete the box entitled "Description of Notes"; (ii) if appropriate, check and complete the boxes relating to Guaranteed Delivery, Special Issuance Instructions and Special Delivery Instructions; (iii) sign the Letter of Transmittal; and (iv) complete Substitute Form W-9. Each holder of Notes should carefully read the detailed Instructions contained herein prior to completing this Letter of Transmittal.

     The undersigned has completed, executed and delivered this Letter of Transmittal to indicate the action the undersigned desires to take with respect to the Offer.

     If holders desire to tender Notes pursuant to the Offer and (i) certificates representing such holder's Notes are not lost but are not immediately available or time will not permit this Letter of Transmittal, certificates representing such Notes or other required documents to reach the Depositary prior to the Expiration Date, or (ii) the procedures for book-entry transfer cannot be completed prior to the Expiration Date, such holders may effect a tender of such Notes in accordance with the guaranteed delivery procedures described under "Procedure for Tendering Notes -- Guaranteed Delivery Procedures" in the Offer to Purchase. See Instruction 1 below.

     All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the Offer to Purchase.

     Your bank or broker can assist you in completing this form. The instructions included with this Letter of Transmittal must be followed. Questions and requests for assistance or for additional copies of the Offer to Purchase, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to The Bank of New York, the Depositary for the Offer. See Instruction 9 below.

     The Company is not aware of any jurisdiction where the making of the Offer would not be in compliance with applicable laws. If the Company becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer. If after such good faith effort, the Company cannot comply with any such applicable laws, the Offer will not be made to, nor will tenders be accepted from or on behalf of, the holders of Notes residing in such jurisdiction.

             PLEASE READ THE ENTIRE LETTER OF TRANSMITTAL CAREFULLY
                          BEFORE CHECKING ANY BOX BELOW

     List below the Notes to which this Letter of Transmittal relates. If the space provided below is inadequate, list the certificate numbers and principal amounts on a separately executed schedule and affix the schedule to this Letter of Transmittal.


--------------------------------------------------------------------------------------------------------
                                              DESCRIPTION OF NOTES
--------------------------------------------------------------------------------------------------------
                                                                        AGGREGATE
                                                                        PRINCIPAL
NAME(S) AND ADDRESS(ES) OF HOLDER(S)           CERTIFICATE               AMOUNT        PRINCIPAL AMOUNT
(PLEASE FILL IN, IF BLANK)                       NUMBERS*             REPRESENTED**        TENDERED**
--------------------------------------------------------------------------------------------------------

                                               ---------------------------------------------------------

                                               ---------------------------------------------------------

                                               ---------------------------------------------------------
                                               TOTAL PRINCIPAL
                                               AMOUNT OF NOTES
--------------------------------------------------------------------------------------------------------

* Need not be completed by Holders tendering by book-entry transfer (see below).

** Unless otherwise indicated in the column labeled "Principal Amount Tendered" and subject to the terms and conditions of the Offer to Purchase, a Holder will be deemed to have tendered the entire aggregate principal amount represented by the Notes indicated in the column labeled "Aggregate Principal Amount Represented." See Instruction 2.

/ / CHECK HERE IF TENDERED NOTES ARE BEING DELIVERED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING:

Name(s) of Registered Holder:

---------------------------------------------------------------------------
Window Ticket Number (if any):

---------------------------------------------------------------------------
Date of Execution of Notice of Guaranteed Delivery:

---------------------------------------------------------------------------
Name of Eligible Institution which Guaranteed Delivery:

---------------------------------------------------------------------------

LADIES AND GENTLEMEN:

     Upon the terms and subject to the conditions of the Offer, the undersigned hereby tenders to the Company the principal amount of Notes indicated above.

     Subject to and effective upon the acceptance for payment of Notes tendered hereby, by executing and delivering a Letter of Transmittal a tendering holder of Notes (i) irrevocably sells, assigns and transfers to the Company, all right, title and interest in and to all the Notes tendered thereby, (ii) waives any and all rights with respect to the Notes (including without limitation any existing or past defaults and their consequences in respect of the Note and the Indenture under which the Notes were issued), (iii) releases and discharges the Company from any and all claims such holder may have now, or may have in the future arising out of, or related to, the Notes including without limitation any claims that such holder is entitled to receive additional principal or interest payments with respect to the Notes or to participate in any repurchase, redemption or defeasance of the Notes and (iv) irrevocably constitutes and appoints the Depositary the true and lawful agent and attorney-in-fact of such holder with respect to any such tendered Notes, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Notes, or transfer ownership of such Notes, on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Notes for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Notes (except that the Depositary will have no rights to, or control over, funds from the Company, except as agent for the Company, for the purchase price for any tendered Notes that are purchased by the Company), all in accordance with the terms of the Offer.

     The undersigned understands that tenders of Notes may be withdrawn by written notice of withdrawal received by the Depositary at any time prior to the Expiration Date. See Instruction 1.

     The undersigned hereby represents and warrants that the undersigned (i) owns the Notes tendered and is entitled to tender such Notes and (ii) has full power and authority to tender, sell, assign and transfer the Notes tendered hereby and that when such Notes are accepted for purchase and payment by the Company, the Company will acquire good title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim or right. The undersigned will, upon request, execute and deliver any additional documents deemed by the Depositary or the Company to be necessary or desirable to complete the sale, assignment and transfer of the Notes tendered hereby.

     For the purposes of the Offer, the undersigned understands that the Company will be deemed to have accepted for purchase validly tendered Notes (or defectively tendered Notes with respect to which the Company has waived such defect) only if, as and when the Company gives oral or written notice thereof to the Depositary. Payment for Notes purchased pursuant to the Offer will be made by deposit of the purchase price for such Notes with the Depositary, which will act as agent for tendering holders for the purpose of receiving payments from the Company and transmitting such payments to such holders.

     All authority conferred or agreed to be conferred by this Letter of Transmittal shall survive the death or incapacity of the undersigned and every obligation of the undersigned under this Letter of

Transmittal shall be binding upon the undersigned's heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy and other legal representatives.

     The undersigned understands that valid tender of Notes pursuant to any one of the procedures described under "Procedures for Tendering Notes" in the Offer to Purchase and in the instructions hereto will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer, including the undersigned's waiver of any existing defaults and their consequences in respect of the Notes and the Indenture (including, without limitation, a default in the payment of interest).

     The undersigned understands that the delivery and surrender of the Notes is not effective, and the risk of loss of the Notes does not pass to the Depositary, until receipt by the Depositary of this Letter of Transmittal, or a facsimile hereof, properly completed and duly executed, together with all accompanying evidences of authority and any other required documents in form satisfactory to the Company. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Notes pursuant to the procedures described in the Offer to Purchase and the form and validity (including time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole direction, which determination shall be final and binding on all parties.

     Unless otherwise indicated herein under "Special Issuance Instructions," the undersigned hereby requests that any Notes representing principal amounts not tendered be issued in the name(s) of the undersigned, and checks constituting payments for Notes purchased in connection with the Offer be issued to the order of the undersigned. Similarly, unless otherwise indicated herein under "Special Delivery Instructions," the undersigned hereby requests that any Notes representing principal amounts not tendered and checks constituting payments for Notes to be purchased in connection with the Offer be delivered to the undersigned at the address(es) shown herein. In the event that the "Special Issuance Instructions" box or the "Special Delivery Instructions" box, or both, are completed, the undersigned hereby requests that any Notes representing principal amounts not tendered be issued in the name(s) of, certificates for such Notes be delivered to, and checks constituting payments for Notes purchased in connection with the Offer be issued in the name(s) of, and be delivered to, the person(s) at the address(es) so indicated, as applicable.



--------------------------------------------------------       ------------------------------------------------------
             SPECIAL ISSUANCE INSTRUCTIONS                                 SPECIAL DELIVERY INSTRUCTIONS
            (See Instructions 2 through 6)                                (See Instructions 2 through 6)

         To be completed  ONLY if any checks and/or any                 To be  completed  ONLY if any checks  and/or
certificates  for  Notes  in  a  principal  amount  not        any  certificates for Notes in a principal amount not
tendered  are to be  issued  in the name of and sent to        tendered  are to be sent to  someone  other  than the
someone   other  than  the   person(s)   whose  name(s)        undersigned  or to  the  undersigned  at  an  address
appear(s) in the  "Description  of Notes  Tendered" box        other  than that shown in the  "Description  of Notes
above.                                                         Tendered" box above.

Issue:     / /   Notes        / /     Checks                         Deliver:     / /   Notes      / /   Checks
               (Complete as applicable)                                      (Complete as applicable)


Name  _________________________________________________        Name  _______________________________________________
                    (Please Print)                                                (Please Print)


Address _______________________________________________        Address _____________________________________________
_______________________________________________________        _____________________________________________________
_______________________________________________________        _____________________________________________________
                  (Include Zip Code)                                            (Include Zip Code)

_______________________________________________________        _____________________________________________________
   (Taxpayer Identification or Social Security No.)              (Taxpayer Identification or Social Security No.)

           (See Substitute Form W-9 Herein)                              (See Substitute Form W-9 Herein)


    HOLDERS WHO WISH TO ACCEPT THE OFFER AND TENDER THEIR NOTES MUST COMPLETE
                  THIS LETTER OF TRANSMITTAL IN ITS ENTIRETY.

      NOTE: SIGNATURES MUST BE PROVIDED BELOW. PLEASE READ THE ACCOMPANYING
                            INSTRUCTIONS CAREFULLY.

                                PLEASE SIGN HERE

               (TO BE COMPLETED BY ALL TENDERING HOLDERS OF NOTES
                   PURSUANT TO THE OFFER REGARDLESS OF WHETHER
                 NOTES ARE BEING PHYSICALLY DELIVERED HEREWITH)

     This Letter of Transmittal must be signed by the holder(s) of Notes exactly as their name(s) appear(s) on certificate(s) for Notes or by person(s) authorized to become holder(s) by endorsements and documents transmitted with this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under "Capacity" and submit evidence satisfactory to the Company of such person's authority to so act. See Instruction 3 below.

     If the signature appearing below is not of the holder(s) of the Notes, then the holder(s) must sign a valid power of attorney.

X_______________________________________________________________________________

X_______________________________________________________________________________
                Signature(s) of Holder(s) or Authorized Signatory

Date: __________________________________________________________________________

Name(s): _______________________________________________________________________
________________________________________________________________________________
                                 (Please Print)

Capacity: ______________________________________________________________________

Address: _______________________________________________________________________
________________________________________________________________________________
                              (Including Zip Code)

Area Code and Telephone Number:
                               Signature Guarantee
                            (See Instruction 3 Below)

Certain Signatures Must Be Guaranteed by an Eligible Institution.
________________________________________________________________________________
             (Name of Eligible Institution Guaranteeing Signatures)

________________________________________________________________________________
               (Address (Including Zip Code) and Telephone Number
                         (Including Area Code) of Firm)

________________________________________________________________________________
                             (Authorized Signature)

________________________________________________________________________________
                                 (Printed Name)

________________________________________________________________________________
                                     (Title)

Date: ______________________, 1999

                                  INSTRUCTIONS
              FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER

     1. Procedures for Tendering Notes; Guaranteed Delivery Procedures; Withdrawal of Tenders. To tender the Notes in the Offer, certificates representing such Notes, together with a properly completed and duly executed copy,(or facsimile) of this Letter of Transmittal, and any other documents required by this Letter of Transmittal must be received by the Depositary at one of its addresses set forth herein prior to the Expiration Date. The method of delivery of this Letter of Transmittal, certificates for Notes and all other required documents to the Depositary is at the election and risk of holders. If such delivery is to be made by mail, it is suggested that holders use properly insured registered mail, return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary prior to such date. Except as otherwise provided below, the delivery will be deemed made when actually received or confirmed by the Depositary. THIS LETTER OF TRANSMITTAL AND NOTES SHOULD BE SENT ONLY TO THE DEPOSITARY, AND NOT TO THE COMPANY.

     This Letter of Transmittal is also being supplied for informational purposes only to persons who hold notes in book-entry form through the facilities of DTC. Tender of Notes held through DTC must be made pursuant to the procedures described under "Procedures for Tendering Notes -- Tendering Notes -- Notes held through DTC" in the Offer to Purchase.

     Except as provided herein for the book-entry or guaranteed delivery procedures, unless the Notes being tendered are deposited with the Depositary on or prior to the Expiration Date (accompanied by the appropriate, properly completed and duly executed Letter of Transmittal and any required signature guarantees and other documents required by this Letter of Transmittal), the Company may, in its sole discretion, reject such tender. Payment for Notes will be made only against deposit of tendered Notes.

     By executing this Letter of Transmittal (or a facsimile thereof), a tendering holder waives any right to receive any notice of the acceptance for payment of tendered Notes.

     For a full description of the procedures for tendering Notes, see "Procedures for Tendering Notes -- Tendering Notes" in the Offer to Purchase.

     If a holder desires to tender Notes pursuant to the Offer and (i) certificates representing such holder's Notes are not lost but are not immediately available or time will not permit this Letter of Transmittal, certificates representing Notes or other required documents to reach the Depositary on or prior to the Expiration Date or (ii) the procedures for book-entry transfer cannot be completed on or prior to the Expiration Date, such holder may effect a tender of such Notes in accordance with the guaranteed delivery procedures described under "Procedures for Tendering Notes -- Guaranteed Delivery Procedures" in the Offer to Purchase.

     Tenders of Notes may be withdrawn at any time prior to the Expiration Date pursuant to the procedures described under "Procedures For Tendering Notes -- Withdrawal Rights" in the Offer to Purchase.

     2. Partial Tenders. Tenders of Notes pursuant to the Offer will be accepted only in principal amounts equal to $1,000 or integral multiples thereof. If less than the entire principal amount of any Notes evidenced by a submitted certificate is tendered, the tendering holder must fill in the principal amount tendered in the last column of the box entitled "Description of Notes" herein. The entire principal amount represented by the certificates for all Notes delivered to the Depositary will be deemed to have been tendered unless otherwise indicated. If the entire principal amount of all Notes is not tendered, certificates for the principal amount of Notes not tendered will be sent to the holder unless otherwise provided in the appropriate box on this Letter of Transmittal (see Instruction 4), promptly after the Notes are accepted for purchase.

     3. Signatures on this Letter of Transmittal, Bond Powers and Endorsement; Guarantee of Signatures. If this Letter of Transmittal is signed by the registered holder(s) of the Notes tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the certificate(s) without alteration, enlargement or any change whatsoever.

     IF THIS LETTER OF TRANSMITTAL IS EXECUTED BY A HOLDER OF NOTES WHO IS NOT THE REGISTERED HOLDER, THEN THE REGISTERED HOLDER MUST SIGN A VALID POWER OF ATTORNEY, WITH THE SIGNATURE OF SUCH REGISTERED HOLDER GUARANTEED BY AN ELIGIBLE INSTITUTION.

     If any of the Notes tendered hereby are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal. If any tendered Notes are registered in different names on several certificates, it will be necessary to complete, sign and submit as many copies of this Letter of Transmittal and any necessary accompanying documents as there are different names in which certificates are held.

     If this Letter of Transmittal is signed by the holder, and the certificates for any principal amount of Notes not tendered for purchase are to be issued (or if a principal amount of Notes that is not tendered for purchase is to be reissued or returned) to the holder, and checks constituting payments for Notes to be purchased in connection with the Offer are to be issued to the order of the holder, then the holder need not endorse any certificates for tendered Notes nor provide a separate bond power. In any other case (including if this Letter of Transmittal is not signed by the holder), the holder must either properly endorse the certificates for Notes tendered or transmit a separate properly completed bond power with this Letter of Transmittal (in either case, executed exactly as the name(s) of the registered holder(s) appear(s) on such Notes), with the signature on the endorsement or bond power guaranteed by an Eligible Institution, unless such certificates or bond powers are executed by an Eligible Institution.

     If this Letter of Transmittal or any certificates representing Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and proper evidence satisfactory to the Company of their authority so to act must be submitted with this Letter of Transmittal.

     Endorsements on certificates for Notes and signatures on bond powers provided in accordance with this Instruction 3 by registered holders not executing this Letter of Transmittal must be guaranteed by an Eligible Institution.

     No signature guarantee is required if: (i) this Letter of Transmittal is signed by the registered holder(s) of the Notes tendered herewith and the payments for the Notes to be purchased are to be made, or any Notes for principal amounts not tendered for purchase are to be issued, directly to such registered holder(s) and neither the "Special Issuance Instructions" box nor the "Special Delivery Instructions" box of this Letter of Transmittal has been completed; or (ii) such Notes are tendered for the account of an Eligible Institution. In all other cases, all signatures on Letters of Transmittal accompanying Notes must be guaranteed by an Eligible Institution.

     4. Special Issuance and Special Delivery Instructions. Tendering holders should indicate in the applicable box or boxes the name and address to which Notes for principal amounts not tendered or not accepted for purchase or checks constituting payments for Notes to be purchased in connection with the Offer are to be issued or sent, if different from the name and address of the holder signing this Letter of Transmittal. In the case of issuance in a different name, the taxpayer identification or social security number of the person named must also be indicated. If no instructions are given, Notes not tendered or not accepted for purchase will be returned to the holder of the Notes tendered.

     5. Taxpayer Identification Number and Substitute Form W-9. Each tendering holder is required to provide the Depositary with the holder's correct taxpayer identification number ("TIN"), generally the holder's social security or federal employer identification number, on Substitute Form W-9, which is provided under "Important Tax Information" below, or, alternatively, to establish another basis for exemption from backup withholding. A holder must cross out item (2) in the Certification box on Substitute Form W-9 if such holder is subject to backup withholding. Failure to provide the information on the form may subject the tendering holder to 31% federal income tax backup withholding on the payments made to the holder or other payee with respect to Notes purchased pursuant to the Offer. The box in Part 3 of the form should be checked if the tendering holder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked and the Depositary is not provided with a TIN within 60 days, thereafter the Depositary will withhold 31% from all such payments with respect to the Notes to be purchased until a TIN is provided to the Depositary.

     6. Transfer Taxes. The Company will pay all transfer taxes, if any, payable on the purchase and transfer of Notes purchased pursuant to the Offer, except in the case of deliveries of certificates for Notes for principal amounts not tendered for payment that are to be registered or issued in the name of any person other than the holder of Notes tendered hereby, in which case the amount of any transfer taxes (whether imposed on the registered holder or such other person) payable on account of the transfer to such person will be deducted from the purchase price unless satisfactory evidence of the payment of such taxes or exemption therefrom is submitted.

     Except as provided in this Instruction 6, it will not be necessary for transfer stamps to be affixed to the certificates listed in this Letter of Transmittal.

     7. Irregularities. All questions as to the validity, form, eligibility (including the time of receipt) and acceptance for payment of any tenders of Notes pursuant to the procedures described in the Offer to Purchase and the form and validity (including the time of receipt of notices of withdrawal) of all documents will be determined by the Company, in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Notes. The Company's interpretations of the terms and conditions of the Offer (including without limitation the instructions in this Letter of Transmittal) shall be final and binding. No alternative, conditional or contingent tenders will be accepted. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary or any other person will be under any duty to give notification of any defects or irregularities in such tenders or will incur any liability to holders for failure to give such notification. Tenders of such Notes shall not be deemed to have been made until such irregularities have been cured or waived. Any Notes received by the Depositary that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Depositary to the tendering holders, unless such holders have otherwise provided herein, as promptly as practical following the Expiration Date.

     8. Mutilated, Lost, Stolen or Destroyed Certificates for Notes. Any holder of Notes whose certificates for Notes have been mutilated, lost, stolen or destroyed should contact the Depositary for further instruction at the address or telephone numbers included herein.

     9. Requests for Assistance or Additional Copies. Questions relating to the procedure for tendering Notes and requests for assistance or additional copies of the Offer to Purchase and this Letter of Transmittal may be directed to, and additional information about the Offer may be obtained from the Depositary, whose address and telephone number appears herein.

                            IMPORTANT TAX INFORMATION

     Under federal income tax laws, a holder whose tendered Notes are accepted for payment is required by law to provide the Depositary (as payer) with such holder's correct TIN on Substitute Form W-9 included herein or otherwise establish a basis for exemption from backup withholding. If such holder is an individual, the TIN is his social security number. If the Depositary is not provided with the correct TIN, a penalty may be imposed by the Internal Revenue Service, and payments made with respect to Notes purchased pursuant to the Offer may be subject to backup withholding. Failure to comply truthfully with the backup withholding requirements also may result in the imposition of severe criminal and/or civil fines and penalties.

     Certain holders (including, among others, all corporations and certain foreign persons) are not subject to these backup withholding and reporting requirements. Exempt holders should furnish their TIN, write "Exempt" on the face of the Substitute Form W-9, and sign, date and return the Substitute Form W-9 to the Depositary. A foreign person, including a foreign entity, may qualify as an exempt recipient by submitting to the Depositary a properly completed Internal Revenue Service Form W-8, signed under penalties of perjury, attesting to that holder's foreign status. A Form W-8 can be obtained from the Depositary. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

     If backup withholding applies, the Depositary is required to withhold 31% of any payments made to the holder or other payee. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

PURPOSE OF SUBSTITUTE FORM W-9

     To prevent backup withholding on payments made with respect to Notes purchased pursuant to the Offer, the holder is required to provide the Depositary with either: (i) the holder's correct TIN by completing the form included herein, certifying that the TIN provided on Substitute Form W-9 is correct (or that such holder is awaiting a TIN) and that (A) the holder has not been notified by the Internal Revenue Service that the holder is subject to backup withholding as a result of failure to report all interest or dividends or
(B) the Internal Revenue Service has notified the holder that the holder is no longer subject to backup withholding; or (ii) an adequate basis for exemption.

NUMBER TO GIVE THE DEPOSITARY

     The holder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the registered holder of the Notes. If the Notes are held in more than one name or are held not in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report.



-------------------------------------------------------------------------------------------------------------------

PAYER'S NAME:  THE BANK OF NEW YORK, AS DEPOSITARY
-------------------------------------------------------------------------------------------------------------------

SUBSTITUTE                            PART 1:  PLEASE PROVIDE YOUR TIN IN THE BOX   __________________________
FORM W-9                              TO THE RIGHT AND CERTIFY BY SIGNING AND       Social Security Number
                                      DATING BELOW                                  OR
                                                                                    --------------------------
                                                                                    Employer
                                                                                    Identification No.
------------------------------------- --------------------------------------------- -------------------------------

PAYER'S REQUEST FOR                   PART 2: For Payees NOT subject to backup withholding, see the enclosed
TAXPAYER IDENTIFICATION               Guidelines for Certification of Taxpayer Identification Number on
NUMBER (TIN)                          Substitute Form W-9 and complete as instructed therein.
                                      -----------------------------------------------------------------------------

                                      PART 3:  Awaiting TIN / /
------------------------------------- -----------------------------------------------------------------------------

CERTIFICATION. Under penalties of perjury, I certify that (1) the number above on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me) and (2) I am not subject to backup withholding either because (a) I am exempt from backup withholding or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
Certification Instructions. You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding, you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see the enclosed Guidelines for
Certification of Taxpayer Identification Number on Substitute Form W-9)
-------------------------------------------------------------------------------------------------------------------


SIGNATURE  ___________________________________________    DATE  __________________________________


NAME  ____________________________________________________________________________________________
                                                  (Please Print)
ADDRESS  _________________________________________________________________________________________
         _________________________________________________________________________________________
                                                (Include Zip Code)
-------------------------------------------------------------------------------------------------------------------

NOTE:    FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP
         WITHHOLDING OF 31% OF ANY PAYMENTS MADE TO YOU PURSUANT TO THE OFFER
         AND THE SOLICITATION. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR
         CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9
         FOR ADDITIONAL DETAILS.

           YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU CHECKED
                   THE BOX IN PART 3 OF SUBSTITUTE FORM W-9.

             CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within sixty (60) days, 31% of all reportable payments made to me thereafter will be withheld until I provide a taxpayer identification number.


________________________________________________________________________________
                                    Signature
________________________________________________________________________________
                                      Date
________________________________________________________________________________
                               Name (Please Print)
-------------------------------------------------------------------------------------------------------------------

     Facsimile copies of this Letter of Transmittal, properly completed and duly executed, will be accepted. This Letter of Transmittal, certificates for the Notes and any other required documents should be sent or delivered by each holder of Notes or such person's broker, dealer, commercial bank or other nominee to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK

                                    By Mail:
                               101 Barclay Street
                                    Floor 7E
                            New York, New York 10286
                 Attn: Enrique Lopez, Reorganization Department

                           By Facsimile Transmission:
                                 (212) 815-4699

                              Confirm by telephone:
                                 (212) 815-5789

                         By Hand or Overnight Delivery:
                               101 Barclay Street
                             Corporate Trust Service
                              Window, Ground Level
                 Attn: Enrique Lopez, Reorganization Department

     Any questions or requests for assistance may be directed to the Depositary at the telephone numbers and location listed above. Additional copies of this Letter of Transmittal, the Offer to Purchase and the Notice of Guaranteed Delivery may be obtained from the Depositary at its address and telephone numbers set forth above. You may also contact your broker, dealer, commercial bank or trust company or nominee for assistance concerning the Offer.

                                                                   EXHIBIT (a)3)


                          NOTICE OF GUARANTEED DELIVERY
                         FOR TENDER OF CERTIFICATES FOR
                 7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004
                                       OF
                             FUISZ TECHNOLOGIES LTD.
                   (NAME CHANGED TO BIOVAIL TECHNOLOGIES LTD.)


     Capitalized terms used but not defined herein have the meanings given them in the Change of Control Notice and Offer to Purchase, dated November 16, 1999 (the "Offer to Purchase").

     This Notice of Guaranteed Delivery may be used to cause a tender of 7% Convertible Subordinated Debentures due 2004 of Biovail Technonogies Ltd. (formerly Fuisz Technologies Ltd.) (the "Notes") by (i) a record holder of Notes if certificates for the Notes are not immediately available or time will not permit all required documents to reach the Depositary on or prior to the Expiration Date or (ii) by a DTC Participant if the procedures for book-entry transfer described in the Offer to Purchase cannot be completed on a timely basis.

                        The Depositary for the Offer is:

                              THE BANK OF NEW YORK




               By Mail:                       Facsimile Transmission:                  By Hand/Overnight:
         The Bank of New York             (For Eligible Institutions Only)            The Bank of New York
          101 Barclay Street                       (212) 815-4699                      101 Barclay Street
               Floor 7E                                                             Corporate Trust Service
          New York, NY 10286                   Confirm by Telephone:                  Window, Ground Level
 Attn: Enrique Lopez, Reorganization               (212) 815-5789                     Attn: Enrique Lopez,
              Department                                                         Reorganization Department (7E)

             DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS
              SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY.

--------------------------------------------------------------------------------

  SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON
 DECEMBER 16, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). NOTES TENDERED IN
      THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------

LADIES AND GENTLEMEN:

     By execution hereof, the undersigned acknowledges receipt of the Offer to Purchase and the Letter of Transmittal. On the terms and subject to the conditions of the Offer to Purchase and the Letter of Transmittal, the undersigned hereby represents that it is the holder of the Notes (or the holder of interests in the Global Note) being tendered (or caused to be tendered) hereby and is entitled to tender (or cause to be tendered) such Notes as contemplated by the Offer and, pursuant to the guaranteed delivery procedures described in the Offer to Purchase and Letter of Transmittal, hereby tenders (or causes a tender) to the Company of the aggregate principal amount of Notes indicated below.

     Except as stated in the Offer to Purchase, all authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

     A record holder must execute this Notice of Guaranteed Delivery exactly as its name appears on its Notes and a DTC Participant must execute this Notice of Guaranteed Delivery exactly as its name is registered with DTC. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must set forth his or her name, address and capacity as indicated below and submit evidence to the Company of such person's authority so to act.


Signed:
--------------------------------------------------------------------------------

Name(s):
--------------------------------------------------------------------------------
                             (PLEASE TYPE OR PRINT)

Company:
--------------------------------------------------------------------------------

Capacity:
--------------------------------------------------------------------------------

Address:
--------------------------------------------------------------------------------

Dated:
--------------------------------------------------------------------------------

Aggregate Principal
Amount of Notes Tendered:
--------------------------------------------------------------------------------

Certificate Nos. for
Notes (if applicable):

         If being executed by a DTC Participant:

DTC Participant's Number:
--------------------------------------------------------------------------------

Account Number:
--------------------------------------------------------------------------------

Transaction Code Number:
--------------------------------------------------------------------------------

                THE GUARANTEE ON THE NEXT PAGE MUST BE COMPLETED

                                    GUARANTEE
                    (Not to be used for signature guarantee)


     The undersigned, a member of a registered national securities exchange or of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States or another "Eligible Guarantor Institution" as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, hereby guarantees that, within three New York Stock Exchange trading days from the date of receipt by the Depositary of this Notice of Guaranteed Delivery, a properly completed and validly executed Letter of Transmittal (or a facsimile thereof), together with Notes tendered hereby in proper form for transfer (or confirmation of the book-entry transfer of such Notes into the Depositary's account at the Depositary Trust Company, pursuant to the procedures for book-entry transfer set forth under "Procedure for Tendering Notes" in the Offer to Purchase), and all other required documents will be delivered by the undersigned to the Depositary.


Name of Firm:  _____________________________                ____________________________________________
                                                                            Authorized Signature

Address:  __________________________________                Name:  _____________________________________
                                                                           (Please Type or Print)
____________________________________________                Title:  ____________________________________
                                 Zip Code
                                                            Date:  _____________________________________
Area Code and
Telephone No.:  ____________________________

     The institution which completes this form must deliver to the Depositary the guarantee, the Letter of Transmittal (or facsimile thereof) and certificates for Notes within the time periods specified herein. Failure to do so could result in a financial loss to such institution.

DO NOT SEND CERTIFICATES FOR NOTES WITH THIS FORM -- THEY SHOULD BE SENT WITH THE LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (a)(4)

                             Fuisz Technologies Ltd.

                                OFFER TO PURCHASE
                     FOR CASH ANY AND ALL OF THE OUTSTANDING
                 7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004
                           OF FUISZ TECHNOLOGIES LTD.
                   (NAME CHANGED TO BIOVAIL TECHNOLOGIES LTD.)
                         AT 100% OF THE PRINCIPAL AMOUNT
                                  OF THE NOTES


--------------------------------------------------------------------------------

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE CHANGE OF CONTROL NOTICE AND OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 16, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------


                                                               November 16, 1999

To Our Clients:

     Enclosed for your consideration is a Change of Control Notice and Offer to Purchase, dated November 16, 1999 (as the same may be amended from time to time, the "Offer to Purchase"), and a Letter of Transmittal and instructions thereto (the "Letter of Transmittal"), relating to the offer (the "Offer") by Biovail Technologies Ltd. (formerly Fuisz Technologies Ltd.) (the "Company") to purchase for cash all of its outstanding 7% Convertible Subordinated Debentures due 2004 (the "Notes") at 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to but excluding the date of payment.

     The materials are being forwarded to you as the beneficial owner of Notes carried by us for your account or benefit but not registered in your name. A tender of any Notes may only be made by us as the registered holder and pursuant to your instructions.

     Accordingly, we request instructions as to whether you wish us to tender any or all such Notes held by us for your account or benefit pursuant to the terms and conditions set forth in the Offer to Purchase and the Letter of Transmittal. We urge you to read carefully the Offer to Purchase and Letter of Transmittal before instructing us to tender your Notes.

     Your instructions to us should be forwarded as promptly as possible in order to permit us to tender Notes on your behalf in accordance with the provisions of the Offer. Notes tendered pursuant to the Offer may be validly withdrawn, subject to the procedures described in the Offer to Purchase, at any time prior to the Expiration Date.

     Your attention is directed to the following:

     1.   The Offer is for all outstanding Notes.

     2.   The Offer will expire on the Expiration Date.

     3. Any transfer taxes incident to the transfer of Notes from the tendering holder to the Company will be paid by the Company, except as provided in the Offer to Purchase and the instructions to the Letter of Transmittal.

     If you wish to have us tender any or all of your Notes held by us for your account or benefit, please so instruct us by completing, executing and returning to us the instruction form that appears below. If you authorize the tender of your Notes, all such Notes will be tendered unless otherwise specified below. The accompanying Letter of Transmittal is furnished to you for informational purposes only and may not be used by you to tender Notes held by us and registered in our name for your account or benefit.

                                  INSTRUCTIONS

     The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Offer.

     This will instruct you to tender the principal amount of Notes indicated below held by you for the account or benefit of the undersigned pursuant to the terms of and conditions set forth in the Offer to Purchase and the Letter of Transmittal.

Box 1 / /  Please tender ALL my Notes held by you for my account or benefit.

Box 2 / /  Please tender LESS than all my Notes.  I wish to tender $________
           principal amount of Notes (tenders must be in increments of $1,000 principal amount).

Box 3 / /  Please do not tender any Notes held by you for my account or benefit.

Date:
--------------------------------------------------------------------------------

Signature:
--------------------------------------------------------------------------------

Name (please print):
--------------------------------------------------------------------------------

UNLESS A SPECIFIC CONTRARY INSTRUCTION IS GIVEN, YOUR SIGNATURE(S) HEREON SHALL CONSTITUTE AN INSTRUCTION TO US TO TENDER ALL OF YOUR NOTES.

                                                                  EXHIBIT (a)(5)

                             Fuisz Technologies Ltd.

                                OFFER TO PURCHASE
                     FOR CASH ANY AND ALL OF THE OUTSTANDING
                 7% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004
                           OF FUISZ TECHNOLOGIES LTD.
                   (NAME CHANGED TO BIOVAIL TECHNOLOGIES LTD.)
                  AT 100% OF THE PRINCIPAL AMOUNT OF THE NOTES


--------------------------------------------------------------------------------

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THE CHANGE OF CONTROL NOTICE AND OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON DECEMBER 16, 1999, UNLESS EXTENDED (THE "EXPIRATION DATE"). NOTES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
--------------------------------------------------------------------------------


                                                               November 16, 1999

To Brokers, Dealers, Commercial Banks,
     Trust Companies and Other Nominees:

     Enclosed for your consideration is a Change of Control Notice and Offer to Purchase, dated November 16, 1999 (as the same may be amended from time to time, the "Offer to Purchase"), and a form of Letter of Transmittal and instructions thereto (the "Letter of Transmittal") relating to the offer (the "Offer") by Biovail Technologies Ltd. (formerly Fuisz Technologies Ltd.) (the "Company") to purchase for cash all of the outstanding 7% Convertible Subordinated Debentures due 2004 of the Company (the "Notes") at 100% of the principal amount thereof, plus accrued and unpaid interest thereon up to but excluding the date of payment.

     We are asking you to contact your clients for whom you hold Notes registered in your name or in the name of your nominee. In addition, we ask you to contact your clients who, to your knowledge, hold Notes registered in their own name. You will be reimbursed by the Company for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to your clients. The Company will pay all transfer taxes, if any, applicable to the tender of Notes, except as otherwise provided in the Offer to Purchase and the Letter of Transmittal.

     Enclosed is a copy of each of the following documents for forwarding to your clients:

     1.   The Offer to Purchase.

     2. A Letter of Transmittal, including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, for your use in connection with the tender of Notes by record holders and for the information of your clients.

     3. A form of letter addressed "To Our Clients" that may be sent to your clients for whose accounts you hold Notes registered in your name or the name of your nominee, with space provided for obtaining the clients' instructions with regard to the Offer.

     4. A Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Notes are not lost but not immediately available, or if the procedure for book-entry transfer cannot be completed on or prior to the Expiration Date.

     5. A return envelope addressed to The Bank of New York, the depositary (the "Depositary").

     Your prompt action is requested. Notes tendered pursuant to the Offer may be validly withdrawn, subject to the procedures described in the Offer to Purchase, at any time prior to the Expiration Date.

     Please refer to "Procedures for Tendering Notes" in the Offer to Purchase for a description of the procedures which must be followed to tender Notes in the Offer.

     Additional copies of the enclosed materials may be obtained from The Bank of New York the Depositary for the Offer, at (212) 815-5789.

                                      Very truly yours,

                                      BIOVAIL TECHNOLOGIES LTD.
                                      (Formerly Fuisz Technologies Ltd.)


     NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF THE COMPANY, THE TRUSTEE, OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE OFFER, EXCEPT FOR STATEMENTS EXPRESSLY MADE IN THE OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL.

                                                                  EXHIBIT (c)(2)

                              --------------------

                             SUPPLEMENTAL INDENTURE

                          Dated as of November 12, 1999

                                       to

                                    INDENTURE

                          Dated as of October 22, 1997

                                      among

                       Fuisz Technologies Ltd., as Issuer,

                                       and

                        The Bank of New York, as Trustee

                              --------------------

                 7% Convertible Subordinated Debentures due 2004

     SUPPLEMENTAL INDENTURE, dated as of November 12, 1999 (the "Supplemental Indenture"), among Fuisz Technologies Ltd., a corporation organized under the laws of the State of Delaware (the "Company) and The Bank of New York, a New York banking corporation, as Trustee (the "Trustee"). Capitalized terms used herein but not defined shall have the meanings assigned to them in the Indenture.

     WHEREAS, the Company has heretofore executed and delivered to the Trustee an Indenture dated as of October 22, 1997 (the "Indenture") providing for the issuance of its 7% Convertible Subordinated Debentures due 2004 (the "Securities"); and

     WHEREAS, subsequent to the execution of the Indenture and the issuance of the Securities, the Company has entered into that certain Amended and Restated Agreement and Plan of Merger, dated as of July 25, 1999 (the "Merger Agreement") by and among the Company, Biovail Corporation International ("Biovail") and ABCI Acquisition Sub. Corporation ("ABCI") pursuant to which (i) ABCI will merge with and into the Company with the Company as the surviving entity (the "Merger");
(ii) each holder of Common Stock (other than Biovail and its subsidiaries) will become entitled to receive .1197 of a share of Biovail for each share of Common Stock held by such holder; and (iii) each share of ABCI will convert into one share of the Company such that Biovail will become the holder of all of the outstanding common stock of the Company; and

     WHEREAS, pursuant to and as contemplated by Section 1311 of the Indenture, the parties hereto desire to execute and deliver this Supplemental Indenture for the purpose of providing for the conversion of the Securities as provided herein and therein.

     NOW, THEREFORE, in consideration of the above premises, each party agrees, for the benefit of the other and for the equal and ratable benefit of the Holders of the Securities, as follows:

                                       I.

                          Conversion of the Securities


     A. Conversion Privilege.

     Notwithstanding the provisions of Article Thirteen of the Indenture, the Holder of each Security Outstanding shall hereafter have the right, during the period such Security shall be convertible as specified in Section 1301 of the Indenture, to convert such Security only into the kind and amount of securities receivable upon the Merger pursuant to the Merger Agreement by the holder of a number of shares of Common Stock into which such Security might have been converted immediately prior to the Merger, assuming such holder of Common Stock is not a Constituent Person or an Affiliate of a Constituent Person.

     B. Adjustments for Subsequent Events.

     The conversion provided for in Section I.A shall be adjusted for events subsequent to the date of this Supplemental Indenture in a manner as nearly equivalent as may be practicable to the adjustments provided for in Article 13 of the Indenture.

                                      II.

                            MISCELLANEOUS PROVISIONS


     A. Indenture.

     Except as expressly amended by this Supplemental Indenture, the Indenture is in all respects ratified and confirmed, and all the terms, conditions and provisions thereof shall remain in full force and effect. All provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of the Indenture and the Indenture as supplemented by this Supplemental Indenture shall be read, taken and construed as one and the same instrument for all purposes.

     B. Trustee Not Responsible for Recitals.

     The recitals contained herein shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness, except for the recital indicating the Trustee's approval of the form of this Supplemental Indenture.

     C. Governing Law.

     THIS SUPPLEMENTAL INDENTURE, EXCEPT AS MAY OTHERWISE BE REQUIRED BY MANDATORY PROVISIONS OF LAW, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, BUT WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

     D. Duplicate Originals.

     The parties may sign any number of counterparts of this Supplemental Indenture either manually or by facsimile. Each signed copy shall be an original, but all of them together represent the same agreement.

                                   SIGNATURES

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first written above.

                                    FUISZ TECHNOLOGIES LTD.


                                    By: /s/ Stephen H. Willard
                                        ----------------------------------
                                        Name:   Stephen H. Willard
                                        Title:  Executive Vice President

                                    Trustee:

                                    THE BANK OF NEW YORK,
                                      as Trustee


                                    By:  /s/ Van K. Brown
                                         ----------------------------------
                                         Name:   Van K. Brown
                                         Title:  Assistant Vice President